FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 8, 2007

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to report on the comprehensive program underway at its North Rae Uranium Project in the Ungava Bay region of northern Quebec, under option from Azimut Exploration Inc. In less than one month of field work performed in early July by a joint NWT Uranium-Azimut task team, crews have completed their initial ground evaluation and ranking of the property’s 14 top-priority anomalies, selecting three large radioactive targets for trenching. Ongoing work will further refine targets for drilling, which is scheduled to commence this field season.

“Results at North Rae continue to underscore the property’s significant uranium potential,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “Our most recent findings, coupled with earlier rock sample and lake sediment results, highlight the area’s potential to host a new uranium district. NWT Uranium is committed to rapidly advancing the property, and we look forward to commencing a drill program to further test the newly identified radioactive targets and other high-priority areas.”

The 2007 ground exploration program currently underway at North Rae has been designed to further delineate, refine and rank drill targets using a combination of geophysics, trenching and geochemical sampling. Radioactivity is being measured and results are being mapped on a comprehensive geophysical grid.

Crews have completed their initial ground evaluation and ranking of the 14 top-priority anomalies, which were discovered during an airborne geophysical survey conducted in the 2006 field season. Seven anomalies have so far been selected for follow-up field work. These include Tasialuk, Tasik and Torrent, three large radioactive targets identified for extensive sampling, trenching, and geological and radiometric ground detail surveys using 328-foot (100-meter) line spacing, with tighter 164-foot (50-meter) and 82-foot (25-meter) line spacing in anomalous areas.

The Tasialuk zone contains a radioactive area measuring 3,280 feet (1,000 meters) by 656 to 984 feet (200 to 300 meters). Tasik covers an area of elevated radiometry measuring 3,280 feet (1,000 meters) by 328 to 492 feet (100 to 150 meters). Torrent contains a radioactive area measuring 5,577 feet (1,700 meters) by 164 to 492 feet (50 to 150 meters). Uranium mineralization appears to be hosted mainly by gneissic, granitic and granitic pegmatite lithologies.

Areas with elevated radiometry registered values ranging from 1,000 to 40,000 counts per second (cps) in sharp contrast to background values of approximately 120 cps.

The only follow-up field work conducted previously was on a showing coincident with a 3.1-mile (5.0-kilometer) long airborne anomaly. This follow-up work on the ground led to the definition of the Rae-1 Zone, a 2.0-mile (3.3-kilometer) mineralized zone that has returned rock sample values up to 0.59% U3O8, as reported in a press release dated November 29, 2006. The Rae-1 Zone will also be subject to a systematic ground radiometric survey and sampling.

Grab samples from all zones, collected during 2007 ground evaluation, have been submitted to Saskatchewan Research Council of Saskatoon for analysis using Aqua Regia Partial digestion followed by ICP.

NWT Uranium has budgeted a total of C$1.5 million for 2007 exploration in Quebec on its two uranium properties under option from Azimut. Work at North Rae is scheduled to include helicopter-borne geophysics, prospecting and sampling, mapping and diamond drilling at a cost of C$1.2 million. At Daniel Lake, NWT Uranium proposes to spend C$300,000 on geophysics, lake-bottom sediment geochemistry and reconnaissance prospecting. At least 2,500 meters of drilling will be completed at North Rae by the end of 2007.

NWT Uranium has the right to acquire up to 65% interest from Azimut in the North Rae Uranium Project, where results to date have revealed the potential for a new uranium district. NWT Uranium also has an option to acquire up to 65% ownership in the Daniel Lake Uranium Project, which is contiguous with North Rae. North Rae and Daniel Lake cover a total area of more than 200,000 acres (81,000 hectares).”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: August 8, 2007